EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

cbdMD, Inc.

We hereby consent to the incorporation by reference in this Prospectus constituting part of this Registration Statement (Form S-3) of our report dated December 17, 2021, relating to the audits of the consolidated balance sheets of cbdMD, Inc. and subsidiaries (the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ (deficit) equity, and cash flows for the years then ended included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2021, which is filed with the United States Securities and Exchange Commission. We also consent to the reference to our Firm under the heading “Experts” in the Prospectus.

/s/ Cherry Bekaert LLP

Charlotte, North Carolina

April 5, 2022